January 21, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Your Letter Dated January 14, 2011 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)

Form 10-K for the Fiscal Year Ended October 1, 2010

Dear Mr. Decker:

We acknowledge receipt of your comment letter and wish to confirm, based on today’s telephone conversation between Jacobs representatives and Ms. Lisa Etheredge, that we will submit our response to you no later than February 14, 2011.

We appreciate the accommodation, and please feel free to call me at (626) 578-6803 if you have any questions.

Very truly yours,

/s/ JOHN W. PROSSER, JR.

John W. Prosser, Jr.
Executive Vice President
Finance and Administration